Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

June 30, 2018

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2018	2017	2018	2017

Revenue	4	$341,743	$203,668	$587,335	$441,134
Cost of sales	5	(239,622)	(188,857)	(408,491)	(383,236)
Gross margin		102,121	14,811	178,844	57,898

Operating expenses	6	(56,079)	(35,638)	(86,364)	(76,295)
Corporate administration expenses		(7,372)	(5,662)	(12,265)	(10,154)
Other income		3,012	2,051	334	1,314
Income (loss) before finance items and taxes		41,682	(24,438)	80,549	(27,237)

Finance items
Finance income	7	41,395	41,478	80,290	79,384
Finance costs	7	(16,816)	(41,195)	(40,802)	(85,003)
		24,579	283	39,488	(5,619)
Income (loss) from operations before taxes		$66,261	$(24,155)	$120,037	$(32,856)

Income and other taxes		138,185	23,760	164,113	62,177
Income (loss) for the period		$204,446	$(395)	$284,150	$29,321

Attributable to owners of Turquoise Hill Resources Ltd.		171,295	23,846	256,987	64,814
Attributable to owner of non-controlling interest		33,151	(24,241)	27,163	(35,493)
Income (loss) for the period		$204,446	$(395)	$284,150	$29,321

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	18	$0.09	$0.01	$0.13	$0.03

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314	2,012,314	2,012,314

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Income (loss) for the period	$204,446	$(395)	$284,150	$29,321

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	902	(1,835)	(2,298)	839

Items that have been reclassified to income:
Gain on revaluation of marketable securities transferred to the statement of income	-	-	-	(39)
Other comprehensive income (loss) for the period (a)	$902	$(1,835)	$(2,298)	$800

Total comprehensive income (loss) for the period	$205,348	$(2,230)	$281,852	$30,121

Attributable to owners of Turquoise Hill	172,197	22,011	254,689	65,614
Attributable to owner of non-controlling interest	33,151	(24,241)	27,163	(35,493)
Total comprehensive income (loss) for the period	$205,348	$(2,230)	$281,852	$30,121

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2018 (2017: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2018	2017	2018	2017

Cash generated from operating activities before interest and tax	17	$149,647	$51,464	$164,327	$139,944

Interest received		20,949	14,336	39,968	26,674
Interest paid		(118,586)	(107,173)	(130,807)	(119,817)
Income and other taxes paid		(3,634)	(2,592)	(5,702)	(4,478)
Net cash generated from (used in) operating activities		$48,376	$(43,965)	$67,786	$42,323

Cash flows from investing activities
Receivable from related party: amounts withdrawn	19	230,000	240,000	550,000	270,000
Expenditures on property, plant and equipment		(318,048)	(205,166)	(603,764)	(353,042)
Proceeds from sale and redemption of financial assets		-	-	-	63
Other investing cash flows		616	173	616	173
Cash generated from (used in) investing activities		$(87,432)	$35,007	$(53,148)	$(82,806)

Cash flows from financing activities
Net proceeds from project finance facility		4,158	3,082	4,158	3,082
Payment of project finance fees		(192)	(1,910)	(192)	(1,910)
Cash generated from financing activities		$3,966	$1,172	$3,966	$1,172

Effects of exchange rates on cash and cash equivalents		(69)	10	(113)	66
Net increase (decrease) in cash and cash equivalents		$(35,159)	$(7,776)	$18,491	$(39,245)

Cash and cash equivalents - beginning of period		$1,498,433	$1,386,285	$1,444,783	$1,417,754
Cash and cash equivalents - end of period		1,463,274	1,378,509	1,463,274	1,378,509
Cash and cash equivalents as presented on the balance sheets		$1,463,274	$1,378,509	$1,463,274	$1,378,509

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	June 30, 2018	December 31, 2017

Current assets
Cash and cash equivalents	8	$1,463,274	$1,444,783
Inventories	9	265,722	274,142
Trade and other receivables		52,539	29,089
Prepaid expenses and other assets		47,358	49,552
Receivable from related party	10	1,177,435	1,367,586
		3,006,328	3,165,152

Non-current assets
Property, plant and equipment	11	8,052,610	7,346,972
Inventories	9	17,740	43,379
Deferred income tax assets	14	651,382	473,742
Receivable from related party and other financial assets	10	1,442,231	1,804,074
		10,163,963	9,668,167
Total assets		$13,170,291	$12,833,319

Current liabilities
Trade and other payables	12	$469,694	$435,869
Deferred revenue		65,914	67,598
		535,608	503,467

Non-current liabilities
Borrowings and other financial liabilities	13	4,170,636	4,159,119
Deferred income tax liabilities	14	35,097	25,788
Decommissioning obligations	15	127,642	125,721
		4,333,375	4,310,628
Total liabilities		$4,868,983	$4,814,095

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,334	1,558,102
Accumulated other comprehensive income		1,421	3,719
Deficit		(3,824,521)	(4,081,508)
Equity attributable to owners of Turquoise Hill		9,167,356	8,912,435
Attributable to non-controlling interest	16	(866,048)	(893,211)
Total equity		$8,301,308	$8,019,224

Total liabilities and equity		$13,170,291	$12,833,319

Commitments and contingencies (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on July 31, 2018 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Six Months Ended June 30, 2018		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the period	-	-	-	256,987	256,987	27,163	284,150
Other comprehensive loss for the period	-	-	(2,298)	-	(2,298)	-	(2,298)
Employee share plans	-	232	-	-	232	-	232
Closing balance	$11,432,122	$1,558,334	$1,421	$(3,824,521)	$9,167,356	$(866,048)	$8,301,308

Six Months Ended June 30, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the period	-	-	-	64,814	64,814	(35,493)	29,321
Other comprehensive income for the period	-	-	800	-	800	-	800
Employee share plans	-	9	-	-	9	-	9
Closing balance	$11,432,122	$1,557,922	$398	$(4,197,941)	$8,792,501	$(858,385)	$7,934,116

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on July 31, 2018. Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at June 30, 2018.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia.    Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS, and in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2018 which include the impact of adoption and the accounting policies applied with regards to IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers.

(b)	Changes in accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of IFRS 9 and IFRS 15, both of which were effective and have been applied from January 1, 2018.

(c)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2018, and have not been applied in preparing these condensed interim consolidated financial statements. The following standard may have an effect on future consolidated financial statements of the Company:

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations not yet adopted (continued)

(i)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated balance sheet with the exception of short term (under 12 months) and low value leases, and to define how right to use assets and related lease liabilities are measured. Under the new standard, a lessee is in essence required to:

a)

Recognize all lease assets and liabilities (including those currently classed as operating leases) on the balance sheet, initially measured at the present value of the lease payments not paid at that date;

b)	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and

c)

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

The Company continues to evaluate the impact of IFRS 16. Generally, it is expected that under IFRS 16, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use. This will include those classified as operating leases under the existing standard. Information on the undiscounted amount of the Company’s operating lease commitments at June 30, 2018 under IAS 17, the current lease standard, is disclosed within Note 20. In addition to the increase in assets and liabilities, the Company expects an increase in depreciation and accretion expenses and also an increase in cash generated from operating activities due to the removal of operating lease payments. Cash outflows from financing activities are expected to increase as finance lease principal payments will be treated as financing cash flows.

To date, work has focussed on the identification of the provisions of the standard that will mostly impact the Company, together with a detailed review of contracts and financial reporting impacts. This work will continue during 2018 together with embedding the new lease management software system. The Company intends to apply the modified retrospective approach and will not restate comparative amounts for the year prior to first adoption.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended June 30, 2018

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$341,743	$-	$341,743

Cost of sales	(239,622)	-	(239,622)

Gross margin	102,121	-	102,121

Operating expenses	(68,771)	12,692	(56,079)

Corporate administration expenses	-	(7,372)	(7,372)

Other income	2,752	260	3,012

Income before finance items and taxes	36,102	5,580	41,682

Finance items

Finance income	12,754	28,641	41,395

Finance costs	(97,943)	81,127	(16,816)

Income (loss) from operations before taxes	$(49,087)	$115,348	$66,261

Income and other taxes	146,590	(8,405)	138,185
Income for the period	$97,503	$106,943	$204,446

Depreciation and depletion	64,625	-	64,625

Capital additions	434,540	-	434,540

Total assets	9,051,012	4,119,279	13,170,291

(a)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended June 30, 2018, all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $52.5 million, $34.7 million and $34.2 million (June 30, 2017 - $44.1 million, $38.8 million, $36.9 million, $22.3 million and $20.7 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended June 30, 2017

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$203,668	$-	$203,668

Cost of sales	(188,857)	-	(188,857)

Gross margin	14,811	-	14,811

Operating expenses	(44,347)	8,709	(35,638)

Corporate administration expenses	-	(5,662)	(5,662)

Other income	862	1,189	2,051

Income (loss) before finance items and taxes	(28,674)	4,236	(24,438)

Finance items

Finance income	18,053	23,425	41,478

Finance costs	(92,643)	51,448	(41,195)

Income (loss) from operations before taxes	$(103,264)	$79,109	$(24,155)

Income and other taxes	31,966	(8,206)	23,760
Income (loss) for the period	$(71,298)	$70,903	$(395)

Depreciation and depletion	75,823	16	75,839

Capital additions	299,036	-	299,036

Total assets	7,484,592	5,115,872	12,600,464

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Six Months Ended June 30, 2018

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$587,335	$-	$587,335

Cost of sales	(408,491)	-	(408,491)

Gross margin	178,844	-	178,844

Operating expenses	(110,499)	24,135	(86,364)

Corporate administration expenses	-	(12,265)	(12,265)

Other income (expenses)	350	(16)	334

Income before finance items and taxes	68,695	11,854	80,549

Finance items

Finance income	26,523	53,767	80,290

Finance costs	(192,181)	151,379	(40,802)

Income (loss) from operations before taxes	$(96,963)	$217,000	$120,037

Income and other taxes	176,854	(12,741)	164,113
Income for the period	$79,891	$204,259	$284,150

Depreciation and depletion	120,954	-	120,954

Capital additions	804,768	-	804,768

Total assets	9,051,012	4,119,279	13,170,291

(b)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the six months ended June 30, 2018, all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $87.7 million, $67.0 million, $65.7 million and $59.2 million (June 30, 2017 - $114.4 million, $97.1 million and $82.5 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Six Months Ended June 30, 2017

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$441,134	$-	$441,134

Cost of sales	(383,236)	-	(383,236)

Gross margin	57,898	-	57,898

Operating expenses	(92,738)	16,443	(76,295)

Corporate administration expenses	-	(10,154)	(10,154)

Other income (expenses)	(626)	1,940	1,314

Income (loss) before finance items and taxes	(35,466)	8,229	(27,237)

Finance items

Finance income	34,973	44,411	79,384

Finance costs	(184,265)	99,262	(85,003)

Income (loss) from operations before taxes	$(184,758)	$151,902	$(32,856)

Income and other taxes	80,367	(18,190)	62,177
Income (loss) for the period	$(104,391)	$133,712	$29,321

Depreciation and depletion	155,125	32	155,157

Capital additions	519,438	-	519,438

Total assets	7,484,592	5,115,872	12,600,464

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended June 30, 2018			Six Months Ended June 30, 2018
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:
Copper	$281,554	$(7,839)	$273,715	$489,042	$(13,261)	$475,781
Gold	64,047	7	64,054	103,048	1,288	104,336
Silver	3,882	92	3,974	7,091	127	7,218
	$349,483	$(7,740)	$341,743	$599,181	$(11,846)	$587,335

	Three Months Ended June 30, 2017			Six Months Ended June 30, 2017
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:
Copper	$173,879	$(136)	$173,743	$363,349	$6,924	$370,273
Gold	26,710	(90)	26,620	63,020	1,106	64,126
Silver	3,404	(99)	3,305	6,592	143	6,735
	$203,993	$(325)	$203,668	$432,961	$8,173	$441,134

(a) Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Production and delivery	$174,170	$117,654	$288,795	$238,400
Depreciation and depletion	64,086	75,010	119,696	153,298
Provision (reversal) against carrying value of inventories (Note 9)	1,366	(3,807)	-	(8,462)
	$239,622	$188,857	$408,491	$383,236

6.	Operating expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Oyu Tolgoi administration expenses	$22,885	$28,108	$41,092	$53,477
Royalty expenses	20,261	12,547	35,174	26,896
Inventory write downs (reversals) (a)	4,693	(13,908)	(5,301)	(20,062)
Selling expenses	7,845	5,450	14,285	11,255
Depreciation	539	829	1,258	1,859
Other	(144)	2,612	(144)	2,870
	$56,079	$35,638	$86,364	$76,295

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

7.	Finance Items

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Finance income:
Interest income (a)	$41,395	$41,478	$80,290	$79,384
	$41,395	$41,478	$80,290	$79,384

Finance costs:
Interest expense and similar charges	$(91,962)	$(86,922)	$(182,285)	$(171,523)
Amounts capitalized to property, plant and equipment (b)	76,427	46,781	144,045	88,821
Accretion of decommissioning obligations (Note 15)	(1,281)	(1,054)	(2,562)	(2,301)
	$(16,816)	$(41,195)	$(40,802)	$(85,003)

(a)

Finance income on the related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 19).

(b)

During the three and six months ended June 30, 2018, the Company has capitalized borrowing costs of $76.4 million (2017 - $46.8 million) and $144.0 million (2017 - $88.8 million) on qualifying assets. The majority of these were capitalized at the weighted average rate of the Company’s general borrowings of 8.0%.

8.	Cash and cash equivalents

	June 30, 2018	December 31, 2017

Cash at bank and on hand	$70,059	$95,822
Money market funds and other cash equivalents (a)	1,393,215	1,348,961
	$1,463,274	$1,444,783

(a)	At June 30, 2018, short-term liquid investments of $741.7 million (December 31, 2017 - $741.7 million) have been placed with Rio Tinto (refer to Note 19).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

9.	Inventories

	June 30, 2018	December 31, 2017

Current
Concentrate	$68,052	$92,882
Ore stockpiles	79,466	65,556
Provision against carrying value of ore stockpiles	-	(10,129)
Materials and supplies	190,433	193,902
Provision against carrying value of materials and supplies	(72,229)	(68,069)
	$265,722	$274,142
Non-current
Ore stockpiles	$22,182	$51,144
Provision against carrying value of ore stockpiles	(4,442)	(7,765)
	$17,740	$43,379

During the three and six months ended June 30, 2018, $239.6 million (2017 - $188.9 million) and $408.5 million (2017 - $383.2 million) of inventory was charged to cost of sales (Note 5).

During the three and six months ended June 30, 2018, net write down charges of $6.1 million (2017 - net reversals of $17.7 million) and net write down reversals of $5.3 million (2017 - $28.5 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three and six months ended June 30, 2018, inventory on which there was a provision against carrying value of $1.4 million (2017 - $14.8 million) and $4.0 million (2017 - $33.4 million) was sold and recognized in cost of sales for the period.

10. Receivable from related party and other non-current financial assets

	June 30, 2018	December 31, 2017

Current assets:
Receivable from related party (Note 19)	$1,177,435	$1,367,586
	$1,177,435	$1,367,586

	June 30, 2018	December 31, 2017

Receivable from related party and other non-current financial assets:
Receivable from related party (Note 19)	$1,428,849	$1,788,698
Marketable securities	6,143	8,441
Other	7,239	6,935
	$1,442,231	$1,804,074

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Property, plant and equipment

	Oyu Tolgoi
Six Months Ended June 30, 2018	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2018	$834,310	$3,197,491	$3,315,171	$-	$7,346,972
Additions	8,142	-	652,581	-	660,723
Interest capitalized (Note 7)	-	-	144,045	-	144,045
Depreciation for the period	(24,663)	(73,995)	-	-	(98,658)
Disposals and write offs	-	(472)	-	-	(472)
Transfers and other movements	-	9,041	(9,041)	-	-
June 30, 2018	$817,789	$3,132,065	$4,102,756	$-	$8,052,610

Cost	1,234,251	4,549,260	4,102,756	1,152	9,887,419
Accumulated depreciation / impairment	(416,462)	(1,417,195)	-	(1,152)	(1,834,809)
June 30, 2018	$817,789	$3,132,065	$4,102,756	$-	$8,052,610

	Oyu Tolgoi
Six Months Ended June 30, 2017	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2017	$854,089	$3,394,948	$2,167,962	$32	$6,417,031
Additions	23,925	-	406,692	-	430,617
Interest capitalized (Note 7)	-	-	88,821	-	88,821
Depreciation for the period	(28,279)	(124,146)	-	(32)	(152,457)
Disposals and write offs	-	(2,785)	-	-	(2,785)
Transfers and other movements	-	8,976	(8,976)	-	-
June 30, 2017	$849,735	$3,276,993	$2,654,499	$-	$6,781,227

Cost	1,202,763	4,492,539	2,654,499	1,152	8,350,953
Accumulated depreciation / impairment	(353,028)	(1,215,546)	-	(1,152)	(1,569,726)
June 30, 2017	$849,735	$3,276,993	$2,654,499	$-	$6,781,227

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Trade and other payables

	June 30, 2018	December 31, 2017

Trade payables and accrued liabilities	$416,363	$360,697
Interest payable on long-term borrowings	8,167	10,161
Payable to related parties (Note 19)	44,169	52,308
Other	995	12,703
	$469,694	$435,869
13. Borrowings and other financial liabilities
	June 30, 2018	December 31, 2017

Project finance facility (a)	$4,158,345	$4,146,601
Finance lease payable	12,291	12,518
	$4,170,636	$4,159,119

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At June 30, 2018, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	June 30, 2018			Annual interest rate
Facility	Carrying Value (i)	Fair Value	Term	Pre-completion	Post-completion
International Financial
Institutions - A Loan	$764,547	$910,950	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	870,180	962,462	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	260,712	288,685	13 years	2.3%	2.3%

MIGA Insured Loan	674,886	744,855	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,588,020	1,695,980	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate
	$4,158,345	$4,602,932

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

13.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value on the relevant draw down dates, with aggregate initial fair value being $4,336.8 million before transaction costs. At June 30, 2018, these borrowings are stated net of $178.5 million amortized transaction costs.

14.	Deferred income taxes

	June 30, 2018	December 31, 2017

Deferred tax assets
Non-capital losses	$463,319	$349,956
Other temporary differences including accrued interest	188,063	123,786
	$651,382	$473,742

Deferred tax liabilities
Withholding tax	(35,097)	(25,788)
	$(35,097)	$(25,788)

15.	Decommissioning obligations

	Six Months Ended June 30,
	2018	2017

Opening carrying amount	$125,721	$118,903
Changes in estimates and new estimated cash flows	(641)	490
Accretion of present value discount	2,562	2,301
	$127,642	$121,694

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $268.2 million (December 31, 2017 - $266.5 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2017 - 2.0%).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Non-controlling interest

	Non-controlling Interest:
	Oyu Tolgoi (a)

	Six Months Ended June 30,

	2018	2017

Balance, January 1	$(893,211)	$(822,892)

Non-controlling interest’s share of income (loss)	27,163	(35,493)

Common share investments funded on behalf of non-controlling interest (a)	120,700	34,000

Funded amounts repayable to the Company (a)	(120,700)	(34,000)

Balance, June 30	$(866,048)	$(858,385)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at June 30, 2018, the cumulative amount of such funding was $967.0 million (December 31, 2017 - $846.3 million). Accrued interest of $442.1 million (December 31, 2017 - $387.7 million) relating to this funding, has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Cash flow information

(a)	Reconciliation of net income (loss) to net cash flow generated from operating activities before interest and tax

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Income (loss) for the period	$204,446	$(395)	$284,150	$29,321

Adjustments for:
Depreciation and amortization	64,625	75,839	120,954	155,157
Finance items:
Interest income	(41,395)	(41,478)	(80,290)	(79,384)
Interest and accretion expense	16,816	41,195	40,802	85,003
Realized and unrealized gains on financial instruments	-	(6,385)	-	(6,425)
Unrealized foreign exchange losses (gains)	69	(10)	113	(66)
Inventory write downs (reversals)	6,059	(17,715)	(5,301)	(28,524)
Write down of carrying value of property, plant and equipment	-	2,612	-	2,612
Income and other taxes	(138,185)	(23,760)	(164,113)	(62,177)
Other items	366	152	433	(273)

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	30,207	9,397	14,821	13,565
Trade, other receivables and prepaid expenses	(9,777)	(3,689)	(23,260)	8,162
(Decrease) increase in:
Trade and other payables	10,733	20,674	(22,298)	19,322
Deferred revenue	5,683	(4,973)	(1,684)	3,651
Cash generated from operating activities before interest and tax	$149,647	$51,464	$164,327	$139,944

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$38,231	$16,392	$52,652	$40,749

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Earnings per share

The basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. As at June 30, 2018, the number of potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution is nil (June 30, 2017 - 424,490). As of January 29, 2018, there were no longer any outstanding options in the Company’s Equity Incentive Plan. As a result, the Turquoise Hill Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

19.	Related parties

As at June 30, 2018, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2017: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	Three Months Ended June 30,		Six Months Ended June 30,
Statements of Income	2018	2017	2018	2017

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$104	$782	$145	$872
Management services payment (i)	(6,937)	(6,615)	(13,986)	(12,698)
Cost recoveries - Rio Tinto (ii)	(11,075)	(7,792)	(19,628)	(15,686)

Finance income:
Cash and cash equivalents (iii)	5,121	3,290	9,024	6,074
Receivable from Rio Tinto (iv)	32,658	34,847	64,931	68,715

Finance costs:
Completion support fee (v)	(27,087)	(27,028)	(54,162)	(54,048)
	$(7,216)	$(2,516)	$(13,676)	$(6,771)

	Three Months Ended June 30,		Six Months Ended June 30,
Statements of Cash Flows	2018	2017	2018	2017

Cash generated from operating activities
Interest received (iii, iv)	$16,654	$12,389	$32,631	$23,372
Interest paid (v)	-	-	(11,918)	(12,646)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	230,000	240,000	550,000	270,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(16,060)	(12,253)	(35,872)	(19,470)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Related parties (continued)

	June 30,	December 31,
Balance Sheets	2018	2017

Cash and cash equivalents (iii)	$741,711	$741,711
Trade and other receivables	18,476	12,819
Prepaid expenses and other assets	29,242	35,736
Receivable from related party and other non-current financial assets (iv) (Note 10)	2,606,284	3,156,284
Trade and other payables (Note 12)
Management services payment - Rio Tinto (i)	(14,208)	(14,128)
Cost recoveries - Rio Tinto (ii)	(29,961)	(38,180)
	$3,351,544	$3,894,242

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At June 30, 2018, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 13), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At June 30, 2018, the resulting receivable from 9539549 Canada Inc. totalled $2,606.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

At June 30, 2018, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Related parties (continued)

(v)

As part of the project finance agreements (Note 13), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

20.	Commitments and contingencies

(a)	Capital commitments

At June 30, 2018, the Company had capital expenditure commitments at the balance sheet date of $42.9 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

(b)	Operating lease commitments

The following table presents the future aggregate minimum lease payments under non-cancellable operating leases as at June 30, 2018:

	June 30,	December 31,
	2018	2017

Less than one year	$22,379	$20,317
1 to 5 years	23,593	25,621
More than 5 years	2,638	3,125
	$48,610	$49,063

(c)	Other commitments

During 2017, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

At June 30, 2018, the Company had power purchase commitments of $410.1 million. These commitments represent minimum non-cancellable obligations.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Commitments and contingencies (continued)

(d)

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015. In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

The Company is of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholders’ Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government of Mongolia under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and commenced a 60 working-day negotiation period. The parties were unable to reach a resolution during the 60 working-day period; however, the parties can continue discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

The Company accrues for such matters when both a liability is probable and the amount can be reasonably estimated. The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law and in the opinion of the Company at June 30, 2018, a provision is not required for the amount of approximately $150 million disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to the period January 1, 2016 to June 30, 2018. The amounts that could arise related to the period January 1, 2016 to June 30, 2018 would be material. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and possible international arbitration. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

21.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

21.	Financial instruments and fair value measurements (continued)

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at June 30, 2018
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$301,400	$301,400	$-	$-
Marketable securities (a)	6,143	6,143	-	-
Trade receivables (b)	25,827	-	25,827	-
	$333,370	$307,543	$25,827	$-

	Fair Value at December 31, 2017
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$272,928	$272,928	$-	$-
Marketable securities (a)	8,441	8,441	-	-
Trade receivables (b)	13,695	-	13,695	-
	$295,064	$281,369	$13,695	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.